Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT GAMIDA CELL SUBMITTED CONFIDENTIAL FILINGS AS PART OF PURSUING VARIOUS ALTERNATIVES FOR RAISING CAPITAL

Tel Aviv, Israel, August 31, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today that Gamida Cell Ltd. (“Gamida”), in which the Company indirectly holds approximately 16% of its issued and paid up share capital (approx. 8% on a fully diluted basis), is pursuing various alternatives for raising additional capital, including an Initial Public Offering of its ordinary shares in the Unites States, for which it has confidentially submitted draft filings of a registration statement to the U.S. Securities and Exchange Commission..

As of this date, there is no certainty that such additional financing will be consummated, or what will be the terms of such financing, since, inter alia, such financing is subject to the satisfaction of various conditions, including the existence of appropriate market conditions, obtaining required approvals, the realization of risk factors related to Gamida, developments in its business or in the financial markets and the markets in which it operates, etc.

This report shall not constitute an offer to sell and/or the solicitation of an offer to buy any securities.

The Company holds approximately 89% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 58% on a fully diluted basis) which, in turn, holds approximately 18% of the share capital in Gamida (approximately 13% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com